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17018309

S ... ION

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SEC Mail Processing Section
OCT 30 2017
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/16 (MM/DD/YY) AND ENDING 08/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTHOFF, CONE & HOLMSTEDT**

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 345
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Celeste Moye (415) 672-0559
(Area Code – Telephone Number)

SEC RECEIVED OCT 2017

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Holmstedt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westhoff, Cone & Holmstedt, as of August 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.



Signature

President

Title

Notary Public


M. RENE ALLEN
Commission # 2090194
Notary Public - California
Contra Costa County
My Comm. Expires Nov 16, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2017

With Independent Auditors' Report Thereon

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2017

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have audited the accompanying statement of financial condition of Westhoff, Cone & Holmstedt (the Company) as of August 31, 2017, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 26, 2017

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2017

ASSETS

ASSETS:	
Cash and cash equivalents	$ 317,614
Deposit with clearing broker-dealer	149,730
Remarketing fees receivable	85,118
Deferred income tax asset	57,323
Prepaid expenses and deposits	35,396
Furniture and equipment, net of accumulated depreciation of $37,610	16,371
TOTAL ASSETS	$ 661,552

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 94,665
Deferred income tax liability	5,703
Subordinated notes payable	80,000
Total liabilities	180,368
SHAREHOLDERS' EQUITY:	
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 13,869 shares	13,869
Retained earnings	467,315
Total shareholders' equity	481,184
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 661,552

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2017

REVENUE:	
Underwriting	$ 1,102,375
Remarketing fees	519,535
Interest and dividends	85
Advisory	332,500
Total revenue	1,954,495
EXPENSES:	
Compensation and benefits	967,148
Deal and clearing expenses	559,140
Communications	9,073
Occupancy	104,662
Promotional and Travel	111,802
Research	2,082
Regulatory	6,373
Professional services and other	82,885
Interest	11,333
Total expenses	1,854,498
INCOME BEFORE INCOME TAXES	99,997
INCOME TAX PROVISION:	
Current income tax provision - State	800
Deferred income tax provision	(56,752)
Total income tax provision	(55,952)
NET INCOME	$ 155,949

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT

(A California Corporation)

Statement of Changes in Stockholders' Equity

Year Ended August 31, 2017

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	13,869	$ 13,869	$ 311,366	$ 325,235
NET INCOME	-	-	155,949	155,949
BALANCES, END OF YEAR	13,869	13,869	467,315	$ 481,184

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT

(A California Corporation)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended August 31, 2017

BALANCE AT AUGUST 31, 2016	$ 160,000
Loan matured and not renewed	(80,000)
BALANCE AT AUGUST 31, 2017	$ 80,000

See independent registered auditors' report and notes to these financial statements

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 155,949
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation	4,944
Changes in operating accounts:	
Receivables	47,662
Prepaid expenses and deposits	(23,995)
Accounts payable and accrued liabilities	(124,161)
Income taxes payable or deferred	(56,752)
Net cash used in operating activities	3,647
CASH FLOWS FROM FINANCING ACTIVITIES -	
Maturity of subordinated notes payable	(80,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(76,353)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	393,967
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 317,614
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes refunded	$ 3,790
Interest paid	$ 12,000

See independent registered auditors' report and notes to these financial statements

1. ORGANIZATION AND OPERATION

Westhoff, Cone & Holmstedt (the "Company"), incorporated and commenced operations in California in October, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable, accrued expenses, and subordinated loans. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2017 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash, and have an original maturity of three months or less, to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance and expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable.

Remarketing fees are billed quarterly and are based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Advisory Fees are billed and recorded at the time they are earned, on a per contract basis.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2017 was $1,170.

3. INCOME TAXES

The following is a summary of income taxes for the year ended August 31, 2017:

	Federal	State	Total
Net income before provision for income taxes	$ 99,197	$ 99,197	
Adjustments:			
50% meals and entertainment limitation	17,409	17,409	
Depreciation	4.944	4,944	
Non-deductible life insurance	1,480	1,480	
Contributions deferred by income limitation	4,500	4,500	
California tax paid	-	800	
Taxable Income before NOL applied	127,530	128,330	
NOL available	(295,396)	(263,156)	
Taxable income	$ 0	$ 0	
Current income tax provision (paid)	0	800	$ 800
Deferred income tax provision (benefit)			$ (56,752)
Deferred tax asset	$ 44,958	$ 12,365	$ 57,323
Deferred tax liability	$ 4,256	$ 1,447	$ 5,703
NOL Carryforward to 2018	$ 167.866	$ 134,826	

Federal and state income tax net operating loss (NOL) carryforwards will expire August 31, 2036. We believe it is more likely than not that the Company will utilize the available NOL carryforward before they expire, therefore no valuation allowance was provided on the deferred tax assets relating to them.

Generally, Federal, State, and Local authorities may examine the Company's tax returns for three years from the date of filing. The current and prior three years remain subject to examination as of August 31, 2017.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related ratio to aggregate indebtedness may fluctuate on a daily basis. At August 31, 2017, the Company had net capital of $396,574, which was $296,574 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities, and will not otherwise hold funds or securities of customers.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a lease agreement for office space for a 62 month term, commencing December 15, 2013. Due to an initial free rent period provided by the lease, total lease payments are recognized on a straight-line basis over the term of the lease. As such, as of August 31, 2017, there is a deferred rent liability of $8,013 included within accounts payable in the accompanying financial statements. The Company has one equipment lease which is month-to-month. They have an additional equipment operating lease which is included in the minimum lease commitment schedule below.

Lease commitments for the following five fiscal years are as follows:

Year Ended August 31,	Minimum Lease Commitment
2018	$ 82,300
2019	42,469

Rent expense for the year ended August 31, 2017 was $89,988

6. COMMITMENTS AND CONTINGENCIES (Continued)

Underwriting Commitments

Westhoff, Cone & Holmstedt maintains no bond inventory and does not underwrite any transactions without firm purchase orders from FINRA registered broker/dealers or Section 144A Qualified Institutional Purchasers as defined in Rule 144A of the Securities Act of 1933 as amended. Management believes there are no current or future commitments or contingencies with regard to underwriting revenues or contracts.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

8. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2017 $54,361 was included in expense for the profit-sharing plan.

9. SUBORDINATED LIABILITIES

On October 20, 2015, two subordinated debt agreements were executed, each in the amount of $80,000 from shareholders of the Company, to be repaid January 31, 2017, with interest at 10%, paid quarterly. In January 2017 one of the loans was repaid. The second loan was renewed for a term of one year.

Prior written approval from the Financial Industry Regulatory Authority (FINRA) is required before any repayment of subordinated debt. Such approval is contingent on the Company meeting net capital requirements.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 26, 2017, the date on which the financial statements were available to be issued. No events were noted that require further disclosure in or adjustment to the financial statements.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2017

Shareholders' equity		$ 481,184	
Add: Deductions and allowable credits			
Liabilities Subordinated to claims of general creditors		80,000	
Less: Non-allowable assets and charges against net capital:			
Remarketing Fees receivable after 30 Days	$ 55,520		
Prepaid income taxes	57,323		
Prepaids and deposits	35,396		
Furniture and equipment, net	16,371		
		164,610	
Net capital, as defined		$ 396,574	(A)
Aggregate indebtedness:			
Total liabilities	$ 180,368		
Less: deferred income tax liabiity	(5,703)		
Less: Subordinated debt	(80,000)		
		$ 94,665	(B)
Percentage of aggregate indebtedness to net capital (B/A)		23.87%	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (6-2/3% of total aggregate indebtedness)		$ 6,311	
Minimum dollar net capital requirement of reporting broker or dealer		$ 100,000	
Net Capital requirement (greater of above two minimum requirement amounts)		$ 100,000	
Net capital in excess of required minimum		$ 296,574	
Excess net capital at 120% of requirement		$ 276,574	



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt identified the following provision of 17 C.F.R. § 15c3-3(k) under which Westhoff, Cone & Holmstedt (the Company) claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the exemption provisions) and (2) Westhoff, Cone & Holmstedt stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 26, 2017

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Westhoff, Cone & Holmstedt (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 pursuant to section (k)(2)(ii) of that rule, throughout the most recent fiscal year without exception.

Westhoff, Cone & Holmstedt

I, Mark Holmstedt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

October 26, 2017


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2017, which were agreed to by Westhoff, Cone & Holmstedt (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Westhoff, Cone & Holmstedt management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2017, noting immaterial differences (less than $400).

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
October 26, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-41760 FINRA AUG 11/09/1989
WESTHOFF CONE & HOLMSTEDT
1777 BOTELHO DR STE 345
WALNUT CREEK, CA 94596-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Celeste Moye 415-672-0559

2. A. General Assessment (item 2f from page 2) $ 2803
   B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (1755)
   3/23/17
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 1048
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1048
   G. **PAYMENT:** √ **the box**
   Check mailed to P.O. Box ☒ **Funds Wired** ☐
   Total (must be same as F above) $ 1048
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westhoff Cone + Holmstedt
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of October, 2017.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,954496 (the sum of both periods)	$ 801322	$ 1153174
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		99,690	434,321
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		3,425	13,448
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 24	$ 62
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	$

Enter the greater of line (i) or (ii)	24	62
Total deductions	103,139	447,831
2d. SIPC Net Operating Revenues	$ 698,183	$ 705,343
2e. General Assessment at applicable rate for assessment period.	$ 1745 @.0025	$ 1058 @.0015
2f. Total General Assessment add both columns.	$ 2803 (to page 1, line 2.A.)	